Exhibit 99.4

Notice-and-Access Notification to Beneficial Shareholders



You are receiving this notification as Precision Drilling Corporation (**Precision**) has elected to utilize the notice-and-access provisions adopted by the Canadian Securities Administrators (**Notice-and-Access**) for delivery of its information circular and related proxy materials, as well as Precision's 2024 Annual Report (which includes its audited consolidated financial statements for the fiscal year ended December 31, 2024 and the related management's discussion and analysis) (collectively, the **Meeting Materials**) to its shareholders who do not hold their Precision common shares in their own name (the **Beneficial Shareholders**). Precision will not utilize Notice-and-Access with respect to the mailing of the Meeting Materials to Beneficial Shareholders who have standing instructions, or have otherwise requested, to receive paper copies of materials. Rather, such shareholders will receive paper copies of the Meeting Materials**.**

The use of this alternative means of delivery is more environmentally friendly as it helps reduce paper use and also reduces the cost of printing and mailing materials to shareholders.

Please review the information circular before voting.

You are invited to our 2025 Annual and Special Meeting of Shareholders:

When

May 15, 2025
10:00 AM Mountain Daylight Time (**MDT**)

Where

Virtual-only meeting via live audio webcast online at
https://meetnow.global/MWTY5VA

Items of Business

Section of Information Circular

1. Receive the Audited Consolidated Financial Statements and Report of the Auditors for the Year Ended December 31, 2024

"*Receive the Audited Consolidated Financial Statements and Report of the Auditors for the Year Ended December 31, 2024*" see page 8.

2. Appoint the Auditors and Authorize the Directors to Set the Auditors' Fees

"*Appoint the Auditors and Authorize the Directors to Set the Auditors' Fee*" see page 9.

3. Elect the Directors

"*Elect the Directors*" see page 11.

4. Participate in Our 'say on pay' Advisory Vote

"*Participate in Our 'say on pay' Advisory Vote*" see page 33.

5. Reconfirmation and Continuation of Our Shareholder Rights Plan

"*Approve the Reconfirmation and Continuation of Our Shareholder Rights Plan*" see page 61.

6. Other Business

"*Other Business*" see page 66.

Particulars of the matters to be brought before the Meeting are set forth in the information circular**. Shareholders are reminded to review the information circular carefully and in full prior to voting in relation to the matters to be conducted at the meeting.**

Websites Where Meeting Materials are Posted

Meeting Materials can be viewed online under Precision's profile on SEDAR+ at **www.sedarplus.ca** or on our website at **www.precisiondrilling.com**.

Requests for Paper Copies by Beneficial Holders

Beneficial Shareholders may request paper copies of the Meeting Materials to be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the information circular was filed on SEDAR+ by entering the 16-digit control number located on your voting instruction form at the website **www.proxyvote.com** or by telephone at 1.877.907.7643 (toll free in North America). If you do not have a control number please call English toll free 844-916-0609 or from outside North America 303-562-9305 or French toll free 844-973-0593 or from outside North America 303-562-9306.

The proxy deposit date and time for Beneficial Shareholders is 10:00 AM MDT on May 13, 2025 (or if the meeting is postponed or adjourned, by 10:00 AM MDT two business days before the adjourned or postponed meeting is reconvened). In order to allow reasonable time for a Beneficial Shareholder to receive and review a paper copy of the Meeting Materials in advance of the proxy deposit date and time, we estimate that any Beneficial Shareholder wishing to request a paper copy of the Meeting Materials should submit such request in accordance with the instructions set forth above on or before April 29, 2025.

Questions

If you have questions on the Notice-and-Access process, contact our proxy solicitors, Sodali & Co, at 1.888.444.0609 (toll free in North America) or 1.289.695.3075 (collect, outside North America).

Send in your voting instructions right away!

Your completed voting instruction form must be received by Broadridge using one of the following methods by **10:00 AM MDT on May 13, 2025** for your vote to count:

- Internet: **www.proxyvote.com**

- Telephone:
  1.800.474.7493 (English)
  1.800.474.7501 (French)
  1.800.454.8683 (U.S.)

- Mail (Canada):
  Broadridge
  Data Processing Centre
  PO Box 3700 Stn
  Industrial Park
  Markham ON L3R 9Z9

- Mail (U.S.):
  Proxy Services
  PO Box 9104
  Farmingdale
  NY 11735-9533

If you have questions on the Notice-and-Access process, contact our proxy solicitors, Sodali & Co
- 1.888.444.0609 (toll free in North America)
- 1.289.695.3075 (collect, outside North America)